                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                      Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                         AMALGAMATED ENTERTAINMENT, INC.
                            ------------------------
           (Name of Small Business Issuer as specified in its charter)


                 DELAWARE                            87-0633630
       -------------------------------        ------------------------
      (State or other jurisdiction of      (I.R.S. Employer Identification No.)
       incorporation or organization)

                 5525 South 900 East, Suite 110
                    Salt Lake City, Utah                     84117
     ----------------------------------------------- -----------------------
          (Address of Principal Executive Office)          (Zip Code)

Issuer's Telephone Number, including Area Code:  (801) 262-8844

Securities registered pursuant to Section 12(b) of the Act:

           Title of each class        Name of each exchange on which
             to be registered          each class is to registered

                   NONE                           NONE

Securities registered pursuant to Section 12(g) of the Act:

$0.01 Par Value Common Voting Stock
------------------------------------
Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
--------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

     Amalgamated Entertainment, Inc. (the "Company") was organized under the laws of the State of Utah on March 26, 1985 under the name Ace Investments ("ACE")., to create a small, publicly-held corporation to seek out and acquire suitable acquisitions and mergers. ACE's initial securities offering was deemed to be a "blind-pool" or "blank check" offering.

     The Company's initial authorized capital was $50,000 consisting of 50,000,000 shares of One Mill ($0.001) par value common voting stock. A copy of the Company's initial Articles of Incorporation is attached hereto and is incorporated herein by reference. See Item 15.

     On August 28, 1986, the Articles of Incorporation were amended to reflect a name change from "ACE Investments" to "Matlock Communications, Inc." and to change the authorized capital to 100,000,000 shares of $.001 par value common stock. A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by reference. See Item 15.

     On May 16, 1989, the Articles of Incorporation were amended to reflect a name change from "Matlock Communications, Inc." to "Persimmon Corporation" and to change the authorized capital to 110,000,000 shares of stock comprised of; 10,000,000 shares of $.001 par value preferred stock and 100,000,000 shares of $.015 par value common stock. The Company also reverse split its issued and outstanding common stock on a basis of one for fifteen. A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by reference. See Item 15.

     On December 20, 1991, Amalgamated Entertainment, Inc. was incorporated in the State of Delaware for the sole purpose of changing the Company's domicile to the State of Delaware. A copy of the Articles of Incorporation is attached hereto and is incorporated herein by reference. See Item 15.

     On January 28, 1992, Persimmon Corporation merged into Amalgamated Entertainment, Inc., with Amalgamated Entertainment the surviving corporation. A copy of the Certificate of Ownership and Merger is attached hereto and is incorporated herein by reference. See Part III, Item 15. Unless otherwise indicated, all future references to "the Company" shall refer to Amalgamated Entertainment, a Delaware corporation.

     On April 6, 1999, the Company effected a thirty to one reverse split of its outstanding common stock. A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by reference. See
Item 15.

Material Changes of Control Since Inception and Related Business History
------------------------------------------------------------------------

     In 1985, acting pursuant to Rule 504 of Regulation D of the Securities and Exchange Commission, the Company commenced the offer and sale to the public of 7,500,000 shares of its common voting stock at a price of $0.01 per share, or the total sum of $75,000.

     In 1986, the Company changed its name to "Matlock Communications Companies, Inc.", in connection with the acquisition of Boise Publishing. In connection with the acquisition, the Company issued a total of 46,915,000 shares to acquire Boise Publishing. These operations proved unsuccessful and Boise Publishing was sold for the assumption of its liabilities. Of the shares issued in the Company's acquisition of Boise Publishing, 44,434,500 were canceled.

     From May 1989 to January of 1992, the Company was inactive except for the continued search for potential acquisition and merger opportunities.

     In January of 1992, the Company changed its name to "Amalgamated Entertainment, Inc.", in connection with a transaction whreby the Company issued a total of 2,541,492 shares of its common stock, calculated after a 1 for 2 reverse stock split to acquire all of the issued and outstanding shares of Amalgamated Communications, Inc.,a Delaware Corporation ("Amalgamated Communications"). The transaction was structured as a tax-free, stock-for-stock exchange, which caused Amalgamated Communications, Inc., to become a wholly-owned subsidiary of the Company.

     The Company was unsuccessful and ceased all operations in 1993 and was inactive until April 1999.

     On April 6, 1999, pursuant to Rule 504 of Regulation D of the Securities and Exchange Commission, the Company commenced the offer and sale to the public of 800,000 shares of its common voting stock at a price of $0.03 per share, or the total sum of $24,000. The offering was closed on April 6, 1999, following the sale of all 800,000 shares.

     The Company currently has two beneficial holders; Messrs. Duane S. Jenson, Jeffrey D. Jenson, who collectively own a majority of the Company's outstanding common stock . See the caption "Security Ownership of Certain Beneficial Owners and Management," Item 4, and the Risk Factor "Voting Control Held by Two People".

     On April 20, 1998, Allan Bailey, the Company's President and a director who owned a majority of the outstanding voting securities of the Company, designated James Doolin as President and director; Steve Brand as Vice President and director; and Travis Jenson as Secretary and director. These persons will serve in these capacities until the next annual meeting of the stockholders of the Company and until their successors are elected and qualified or until their prior resignations or terminations. Information regarding these person is contained in Item 5.

Sales of "Unregistered" and "Restricted" Securities Over the Past Three
Years
-----

     On January 9, 1999, the Company issued 3,000,000 shares to Jenson Services in consideration of the payment of $3,000 of expenses incurred on behalf of the Company.

     On April 6, 1999, pursuant to rule 504 of Regulation D of the Securities and Exchange Commission, the Company commenced the offer and sale to the public of 800,000 shares of its common voting stock at a price of $0.03 per share, or the total sum of $24,000. All 800,000 shares were sold and the offering closed on April 6, 1999.

Business.
---------

     The Company was originally formed in March of 1985 and after a number of failed endeavors has only recently begun its new operations of seeking Thoroughbred horses.

     The purposes of the Company are to purchase Thoroughbred horses as yearlings and train such horses for a period of approximately six months followed by the reselling of such horses for purposes of racing or further training. This type of business is commonly referred to as "Pin- Hooking"; a term used to describe the practice of buying yearling horses at auction, overseeing their breaking and training, and eventually bringing them back to the auction ring to sell again as race-ready two-year-olds in training. The Company intends to become active in national and local horse-racing associations to develop networking contacts to market its horses.

     The Company has not yet purchased any Thoroughbred's as of the date hereof. See "Description of Business"; "Related Party Transaction"; and "Management's Discussion and Analysis or Plan of Operation."

     The auditor's discussion on the Company's liquidity, as contained in Note 2 of the audited financial statements herein, is as follows: "The Company has accumulated losses through December 31, 1998 amounting to $1,265,779, and does not anticipate generating sufficient cash flows from operations to meet the Company's cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern."

     Management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for raising capital. To the extent that management deems it advisable or necessary to maintain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, in January 1999, the Securities and Exchange Commission began requiring that all companies for which stock quotations are maintained on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD"), must be subject to and in compliance the reporting requirements of the 1934 Act. See the Risk Factors, "No Market for Common Stock, No Market for Shares."

     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

Risk Factors.
--------------

Early Stage of Development
----------------------------------

     In any  business  venture,  there are  substantial  risks  specific  to the particular enterprise which cannot be ascertained until operations have commenced; however, at a minimum, the Company's present and proposed business of purchasing, training and reselling Thoroughbred horses will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below. These risks include: the need for substantial capital to support its development efforts;

     the need to attract and retain qualified personnel and experienced management;

     animal health;

     volatile supply and training costs;

     losses associated with start-up;

     competition;

     dilution;

     government regulation; and

     the other risks described in this Registration Statement.

 Horse Health
 ------------------

     The health of the Company's horses, to be acquired in the future, will have a great impact on its profits. If its horses contract a disease causing them to become ill, or which kills one or more of its horses, the Company's business operations will be damaged. In addition, many horses may be raised together, which will make them more vulnerable to contagious disease. Horses are prone to colic, strangles, and respiratory problems. The Company can not guarantee that it will be able to avoid horse health problems. See "Description of Business."

Volatile Training Costs
-----------------------------

     The Company's profitability is extremely sensitive to changes in the cost of training because the cost of feed, lodging and veterinary and other supply associated with training are a large part of the of the cost of raising horses. Increased expense or a large decline in the availability of these resources could have a negative effect on the Company. See "Description of Business."

Losses Associated with Start-Up
---------------------------------------

     The Company has recently begun these operations and has no successful operating history. The purchase of one or more Thoroughbred horses requires "up front" expenditures and working capital during the initial start-up period. The Company can not guarantee that it will become profitable after it completes its initial purchases. Nor can the Company guarantee that it will become profitable after it completes its initial sales. See "Management's Discussion and Analysis or Plan of Operation."

Competition
---------------

     There are literally dozens of current and potential competitors who have much more financial, technical and personnel resources than the Company. The company can not guarantee that its competitors will not be more successful in selecting and training Thoroughbreds and consistently receive a higher profit than the Company's Thoroughbreds. Also, as additional competitors begin operations, the supply of horses may saturate the market and result in lower prices for Thoroughbreds. The Company's competitive position in the pin-hooking industry is extremely small.

Government Regulation
-----------------------------

     The Company is subject to federal, state, provincial and local government regulations, including those restricting certain types of investor-owned livestock operations and those concerning occupational safety and health, and zoning. The Company will attempt to comply with all applicable regulations. However, it can not guarantee that it will satisfy all regulations or obtain all required approvals. Failure to comply with applicable regulations can, among other things, result in fines, suspensions of regulatory approvals, operating restrictions, and criminal prosecution. Changes in or additions to applicable regulations could also have a negative effect on the Company and its business. See "Description of Business."

Auditor's Going Concern Opinion
-------------------------------

     The auditors discussion on the Company's liquidity, as contained in Note 2 of the audited financial statements herein, is as follows: "The Company has accumulated losses through December 31, 1998 amounting to $1,265,779, and does not anticipate generating sufficient cash flows from operations to meet the Company's cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern."

Potential Dilution
------------------

     The Company is authorized to issued 25,000,000 shares of common stock. As of May 25, 1999, only 1,015,153 shares were issued and outstanding. The issuance of additional shares in connection with any acquisition, merger, reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders. See the heading "Plan of Operation" Part I,
Item 2.

Limited Funds Available for Operating Expenses
----------------------------------------------

     The Company currently has 23,268.30 in cash and no other assets. Management anticipates that each horse will cost approximately $50,000 to purchase train and subsequently sale. As a result, some funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company or the Company will have to complete additional offerings. The Company will have to seek strategic alliances with experience pin-hookers if operations are to commence in the near future. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

Voting Control Held by Two People
-------------------------------------------

     Due to Duane Jenson's and Jeffrey D. Jenson's ownership of a majority of the shares of the Company's outstanding common stock (approximately 78% of the outstanding voting securities of the Company are owned by the Jenson's. Jenson and Jenson), these stockholders have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

No Market for Common Stock; No Market for Shares.
-------------------------------------------------

     Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Item 10.

     In addition to the foregoing, in order to obtain a listing for its securities on the OTC Bulletin Board, the Company will need to retain a broker-dealer that is willing to act as a "market maker."

     Only companies that report their current financial information to the Securities and Exchange Commission may have their securities quoted on the OTC Bulletin Board. Therefore, upon the effective date of this Registration Statement, the Company may apply to have its securities quoted on the OTC Bulletin Board. However, in the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

Risks of "Penny Stock."
----------------------

     The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     There has been no "established public market" for the Company's common stock during the last four years. At such time as the Company's operations warrant or the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Year 2000.
----------

     Because the Company is not presently engaged in any substantial business operations, management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. The proposed pin-hooking operations will not require any significant computer applications.

Principal Products and Services.
--------------------------------

     Thoroughbreds are prominent throughout the world; however, the number of Thoroughbreds that are typically available and which the Company would consider owning during a one year period are estimated to be 1,000 horses.

     Market research for 1999 pin-hooking sales of 2-year-old Thoroughbreds shows an average rate of return of 91%, as apposed to 1998 returns of 77%. These returns were calculated after including $10,000 in estimated cost of breaking and training. The Company believes they can capitalize on the upward trending market. However, the Company cannot guarantee that these rates of return can be realized.

     The Company will seek to purchase one or two Thoroughbred yearlings through partnerships or the raising of additional funds and will use the proceeds from the sale to purchase a more expensive Thoroughbred or multiple Thoroughbreds. However, the Company cannot guarantee that these operations will be profitable.

     The limited business operations of the Company, as now contemplated, involve those of a development stage company. The only activities to be conducted by the Company are to manage its current limited assets and to seek out strategic alliances and partnerships with proven yearling purchasers, trainers and breeders. The Company may also seek to raise additional money to purchase more expensive Thoroughbreds.

Distribution Methods of the Products or Services.
-------------------------------------------------

     The Company currently owns no horses. Once the animals are owned they can transport the Thoroughbreds to various auctions that are held around the country. The auctions are held monthly throughout the year. The Company is required to pay a consignment fee whether the horses sell or not. Little to no emphasis will be placed on selling the horses by appointment as the auctions provide greater exposure.


Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

     None; not applicable.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

     The Company will purchase the yearlings from any number of suppliers who participate in various auctions around the country. The only determining condition is the Company's ability to provide the sellers with the agreed upon certified funds. The Company may be limited by its availability of quality yearlings and market prices.

     Breaking and training is the largest operating cost of the pin-hooking operation. The Company will enter into an agreement with Du-Barb, a Utah partnership directed by Duane S. Jenson, to provide the training and breaking services. The agreement will be based on a per Thoroughbred basis as the potential and needs of each animal differs. The Company does not foresee these expenses exceeding $10,000 per horse. High grade feed along with a vitamin supplement are used for the general nutrition of the

Thoroughbreds. Other raw materials used in the pin-hooking industry include salt and minerals, water, antibiotics, horse shoes and miscellaneous items to groom and maintain the animals. Management believes that these materials will be available in sufficient quantities. Du-Barb will provide feed for the Company's Thoroughbreds along with the training. The Company will reimburse Du-Barb on a pro-rata basis as they are able to purchase these supplies at quantity discounts.


Dependence on One or a Few Major Customers.
-------------------------------------------

     The Company is not limited to any number of customers outside of normal market fluctuations and public interest in the horse racing industry. Management believes that the pool of potential purchasers of its Thoroughbreds is large because of the diffuse nature of horse industry. Thoroughbreds can be shipped over long distances, so the market for the Company's animals will not necessarily be limited to the western United States.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

     The Company has not engaged in any labor contracts but expects to contract the services of experienced trainers who will be responsible for negotiating their own labor contracts. The Company will be required to register ownership and pedigree of the Thoroughbreds with the appropriate agencies.

Research and Development.
-------------------------

     No research outside of the scope of an experienced trainer is required. However, development methods of preparing a Thoroughbred to show well at an auction may vary and will be the responsibility of the trainer. The Company does not foresee any capital requirements for any research and development.

Number of Employees.
--------------------

     The Company does not employ any non-officers who are expected to make a significant contribution to its business. However, Duane S. Jenson, a majority shareholder, has experience in the industry and management expects that he will have a significant effect on the Company's business. The Company expects that Mr. Jenson will consult with the Company informally to help it during the start-up phase of operations. See "Description of Business.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last two fiscal years. The Company's plan of operation for the next 12 months is to begin "Pin-Hooking" operations by seeking Thoroughbreds, trainers and attending auctions and other business that may benefit the Company and its stockholders. Because the Company has limited resources, management anticipates that to may only be able to purchase one horse and attend only a few auctions. Typically, a duration that a Thoroughbred will be held by the Company will range from six to twelve months. The costs incurred during this period will range from $5,000 to $10,000. The Company believes that the highest rates of return in the pin- hooking industry can be realized with the purchase of a Yearling around $40,000. The Company will begin attending auctions in September of this year.

     The Company will contract with Du-Barb Ranch, a Utah partnership, that presently has operations in the Salt Lake area. Du-Barb Ranch has been in operation for over ten years and currently trains and maintains an average of five horses for the purposes of pin-hooking. The contract will limit the expenses incurred by the Company to $10,000 per horse (a national average). It is believed that Du-Barb will be able to provide the Company with experienced trainers and that their experience in this industry will benefit the Company. Du-Barb's majority stockholder is Duane S. Jenson, the Company's majority stockholder.

     On April 6, 1999, the Company completed the offer and sale of 800,000 shares of common stock at $0.03 per share, for gross proceeds of $24,000. During the next 12 months, the Company's only foreseeable cash requirements will relate to the obtaining, purchasing, training and resale of one or more Thoroughbreds, along with maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. .


Results of Operations.
----------------------

     The Company has had no material operations for over five years. Losses of ($0) and ($0), for the years ended December 31, 1998 and 1997, respectively. The Company incurred losses of ($6,043) and ($0), for the six month period ended June 30, 1999 and 1998, respectively.

Liquidity.
----------

     The Company had no liquidity during the years ended December 31, 1998 and 1997. Except for the offer and sale of 800,000 shares under Rule 504 in April, no contributions were made during the six month period ended June 30, 1999.

Item 3.  Description of Property.
---------------------------------

     The Company has approximately $23,000 in cash and no other assets or property; its principal executive office address and telephone number are the office address and telephone number of James Doolin, the Company's President, and are provided at no cost. Because the Company has not begun current business operations, its activities have been limited to keeping itself in good standing in the State of Delaware, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Doolin of providing the use of his office and telephone have been minimal.

     Once Thoroughbreds are purchased, Du-Barb Ranch will provide the stables.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

     The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof, to wit:

                                    Number of Shares           Percentage
Name and Address                    Beneficially Owned           of Class
----------------                    ------------------              --------

Jenson Services*                       100,000                9.9%
5525 S. 900 E. #110
Salt Lake City, UT 84117

Duane S. Jenson*                       350,000                34.5%
5525 S. 900 E. #110
Salt Lake City, UT 84117

Jeffrey D. Jenson                      350,000                34.5%
5525 S. 900 E. #110
Salt Lake City, UT 84117

     * Mr. Duane S. Jenson can be deemed a beneficial holder of Jenson Services shares as he is an officer and director and sole owner.



Security Ownership of Management.
----------------------------------

     The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof, to wit:

                                    Number of Shares
                                    Beneficially Owned     Percentage of
Name and Address                    as of 4/30/99              of Class
----------------                    ------------------        -------------
James P. Doolin                     0                         0
5 Pepperwood Drive
Sandy, UT 84092

Travis T. Jenson                    0                         0
5525 S. 900 E. #110
Salt Lake City, UT 84117

Steven Brand                        0                         0
2255 E. Fort Union Blvd
Salt Lake City, UT 84070


Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in June of each year) or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                            Date of            Date of
                           Positions        Election or       Termination
Name                       Held             Designation     or Resignation
----                       ----             -----------       --------------
James P. Doolin            Director and       4/98                *
                           President

Travis T. Jenson           Director and       4/98                *
                           Vice President

Steven Brand               Director and        4/98               *
                           Secretary

Allan Bailey               Director and        1/92             4/98
                           President



     * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     James P. Doolin, President and a director is 22 years of age. Mr. Doolin received his Bachelor of Science degree in finance from the University of Utah in 1998. Mr. Doolin has been an office manager for Hillside Tire and Service since 1992. Mr. Doolin has also been working with Jenson Services as a Research Analyst Intern since 1998.

     Travis T. Jenson, Vice President and a director is 27 years of age. Mr. Jenson graduated from Westminster College of Salt Lake with a Bachelor of Science degree in 1995. Mr. Jenson has been working as an investment consultant with Jenson Services since 1996.

     Steven Brand, Secretary and a director is 54 years of age. Mr. Brand has been employed and an owner of Hillside Tire and Service since 1991. Mr. Brand studied at the University of Utah from 1965 to 1969.

Significant Employees.
----------------------

     The Company has no employees who are not executive officers. See "Number of Employees."

Family Relationships.
---------------------

     There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

         (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

         (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

     There has been no executive compensation paid by the Company for services rendered in the last three years.

     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1998 or 1997, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

     There will be transactions between the Company and Du-Barb Ranch once one or more Thoroughbreds are acquired. In addition to the proposed agreement between the Company and Du-Barb, it is possible that Duane S. Jenson, a major shareholder of the Company, who is also a principal of Du-Barb, may provide the Company with additional opportunities through his firm Jenson Services. Jenson Services, a Utah corporation, specializes in reverse mergers and may be able to provide the Company with opportunities outside the scope of pin-hooking. However, no other transaction have been contemplated by the Company.

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships.
-------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

     Duane S. Jenson is a principal of Du-Barb Ranch and a major shareholder of the Company. Mr. Jenson is also the sole owner of Jenson Services, a Utah corporation specializing in reverse mergers.

Indebtedness of Management.
---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. See the caption "Transactions with Management and Others", above.

Parents of the Issuer.
----------------------

     The Company has no parents, except to the extent that Messrs. Jenson and Jenson may be deemed to be a parent by virtue of their stock holdings. See the caption "Security Ownership of Certain Beneficial Owners and Management" Part I,
Item 4.

Transactions with Promoters.
----------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. See the caption "Transactions with Management and Others", above.

Item 8.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 9.  Market Common Equity Stockholder Matters.
--------------------------

Related Market Information.
----------------------------------

     There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company begins pin hooking operations or completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by major shareholders may have a substantial adverse impact on any such public market, and all of the current and former members of management have already satisfied the "holding period" requirement of Rule 144. See the caption "Recent Sales of Unregistered Securities," Item 10.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 215.

Dividends.
----------

     The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 10.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     On January 9, 1999, the Company issued 3,000,000 shares to Jenson Services in consideration of the payment of $3,000 of expenses incurred on behalf of the Company.

     On April 6, 1999, pursuant to rule 504 of Regulation D of the Securities and Exchange Commission, the Company commenced the offer and sale to the public of 800,000 shares of its common voting stock at a price of $0.03 per share, or the total sum of $24,000. All 800,000 shares were sold and the offering closed on April 6, 1999.

Item 11.  Description of Securities.
-----------------------------------

     The Company has one class of securities authorized, consisting of 100,000,000 shares of $0.15 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common or preferred stock. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable. There are no preferred shares outstanding.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, that would delay, defer, or prevent a change in control of the Company.

Item 12.  Indemnification of Directors and Officers.
------------------------------------------------------------

     Subsection (b) (7) of Section 102 of the Delaware General Corporation Law ("the "DGCL") enables a corporation in its original certificate of incorporation or amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction for which a director derived an improper personal benefit.

     Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with that action, suit or proceeding provided that the director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding , provided further that the director or officer has no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of the action or suit provided that the director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the director or officer shall have adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which the action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for the expenses which the Court of Chancery or other court shall deem proper.

     Section 145 further provides that (i) to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; and (ii) indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. In insurance on behalf of any person

Item 13.  Financial Statements.
-----------------------------------

                         AMALGAMATED ENTERTAINMENT, INC.

                              FINANCIAL STATEMENTS

                                December 31, 1998

                       [WITH INDEPENDENT AUDITORS' REPORT]

                         AMALGAMATED ENTERTAINMENT, INC.



                                TABLE OF CONTENTS


                                      Page

         Independent Auditors' Report. . . . . . . . . . . . .  1


         Balance Sheet - December 31, 1998 . . . . . . . . . .  2


         Statements of Operations for the
         years ended December 31, 1998 and
         December 31, 1997 . . . . . . . . . . . . . . . . . .  3


         Statements of Stockholders' Equity for
         the years ended December 31, 1998 and
         December 31, 1997 . . . . . . . . . . . . . . . . . .  4


         Statements of Cash Flows for the
         years ended December 31, 1998 and
         December 31, 1997 . . . . . . . . . . . . . . . . . .  5


         Notes to Financial Statements . . . . . . . . . . . . 6-9

Independent Auditors' Report


The Board of Directors and Shareholders
Amalgamated Entertainment, Inc.:


We have audited the accompanying balance sheet of Amalgamated Entertainment, Inc. as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amalgamated Entertainment, Inc. as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Amalgamated Entertainment, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses from operations and has minimal assets which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.


                                                              Mantyla McReynolds
Salt Lake City, Utah
January 15, 1999

                         AMALGAMATED ENTERTAINMENT, INC.
                                  Balance Sheet
                                December 31, 1998







                                     ASSETS

Assets

Current assets                                                     $      -0-

     Total Assets                                                  $      -0-





                      LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities

     Current liabilities                                           $      -0-
                                                                     -----------
          Total Liabilities                                               -0-

Stockholders' Equity: (Notes 4,5)
         Preferred stock, $.01 par value;
          authorized 1,000,000 shares; issued
          and outstanding 0 shares
                                                                          -0-
         Common stock, $.01 par value;
          authorized 25,000,000 shares; issued
          and outstanding 2,999,288 shares
                                                                      29,993
         Additional paid in capital                                1,235,786
         Accumulated deficit                                      (1,265,779)
                                                                  -----------
                  Total Stockholders' Equity                              -0-

                           Total Liabilities and
                             Stockholders' Equity                  $      -0-












                 See accompanying notes to financial statements




                         AMALGAMATED ENTERTAINMENT, INC.
                            Statements of Operations
           For the Years Ended December 31, 1998 and December 31, 1997




                                                1998                    1997
                                                ----                    ----

Revenue:
         Revenues from operations           $     -0-               $     -0-
                                             ---------              ---------

                  Total Revenue                   -0-                     -0-


General and Administrative Expenses               -0-                     -0-

                  Net Income Before Taxes         -0-                     -0-

                  Income/franchise taxes          -0-                     -0-

                  Net income               $      -0-               $     -0-
                                           ==========               =========


Income per share                           $      -0-               $     -0-
                                           ==========               =========


Weighted Average Shares Outstanding        2,999,288               2,999,288
                                          ===========              ==========





















                 See accompanying notes to financial statements



                         AMALGAMATED ENTERTAINMENT, INC.
                       Statements of Stockholders' Equity
           For the Years Ended December 31, 1998 and December 31, 1997









                                                             Additional                                  Net
                                  Common     Common           Paid in              Accumulated      Stockholders'
                                  Shares      Stock           Capital                Deficit          Equity

Balance, December 31, 1996      2,999,288  $ 29,993         $ 1,235,786           $(1,265,779)   $      -0-


Net loss for the year ended
 December 31, 1997 ........                                                            -0-              -0-
                               -----------  -----------      -----------               ---              ---
Balance, December 31, 1997      2,999,288    29,993           1,235,786            (1,265,779)          -0-


Net loss for the year ended
 December 31, 1998 ........                                                            -0-              -0-
                               -----------   -----------     -----------               ---              ---
Balance, December 31, 1998      2,999,288  $ 29,993         $ 1,235,786           $(1,265,779)   $      -0-
                               =========== ===========       ===========          ===========           ===


















                 See accompanying notes to financial statements



                         AMALGAMATED ENTERTAINMENT, INC.
                            Statements of Cash Flows
           For the Years Ended December 31, 1998 and December 31, 1997






                                                                           1998                     1997
                                                                           ----                     ----

Cash Flows Provided by
  Operating Activities:
Net Income                                                             $    -0-                  $   -0-
                                                                        ---------                  --------

Net Cash Used for Operating
 Activities                                                                 -0-                      -0-

Cash Flows Provided by
  Financing Activities:                                                     -0-                      -0-

Net Increase/(decrease)in cash                                              -0-                      -0-

Beginning Cash                                                              -0-                      -0-

Ending Cash                                                            $    -0-                  $   -0-
                                                                        =========                  ========

Supplemental Disclosure of Cash Flow Information

Cash paid during the periods for:
 Interest                                                              $    -0-                 $    -0-
                                                                        =========                  ========

 Taxes                                                                 $    -0-                 $    -0-
                                                                        =========                  ========


























                                  See accompanying notes to financial statements

                         AMALGAMATED ENTERTAINMENT, INC.
                          Notes to Financial Statements
                                December 31, 1998


Note 1            Organization and Summary of Significant Accounting Policies
                  -----------------------------------------------------------

                  (a) Organization

                  Amalgamated Entertainment, Inc. ("Company") was originally formed under the name Ace Investments and incorporated under the laws of the State of Utah in March, 1985. After several name changes and share issuances between 1985 and 1992(See
                  Note 4), the Company changed its name to Amalgamated Entertainment, Inc. The Company changed its domicile to Delaware in 1992.

                  The Company was originally organized to seek out and acquire suitable acquisitions and mergers which may have had long term growth potential. Subsequent to its merger with Silver Screen Video, Inc. in 1991, its primary purpose was to manufacture, produce, and distribute pre-recorded video cassettes. Shortly after the merger, the Company ceased operations and liquidated its assets and liabilities. Since that time it has been dormant.


                  (b) Income Taxes

                  Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], "Accounting for Income Taxes." The Statement
                  requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The cumulative effect of this change in accounting for income taxes as of December 31, 1998 is $0 due to the valuation allowance established as described below.


                  (c) Net Loss Per Common Share

                  Net loss per common share is based on the weighted average number of shares outstanding.


                  (d) Statement of Cash Flows

                  For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company had $0 cash at December 31, 1998.

Note 1            Organization and Summary of Significant Accounting Policies
                  -----------------------------------------------------------
                  [continued]

                  (e)    Use of Estimates in Preparation of Financial Statements

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 2            Liquidity

                  The Company has accumulated losses through December 31, 1998 amounting to $1,265,779, and does not anticipate generating sufficient cash flows from operations to meet the Company's cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern.

                  Management plans include finding a well-capitalized merger candidate to commence operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Note 3   Income Taxes

                  The Company adopted Statement No. 109 as of January 1, 1993. Prior years' financial statements have not been restated to apply the provisions of Statement No. 109. No provision has been made in the financial statements for income taxes because the Company has accumulated substantial losses from operations.

                  The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at December 31, 1998 have no impact on the financial position of the Company. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Note 3   Income Taxes [continued]

                  Because of the lack of taxable earnings history, the Company has established a valuation allowance for all future deductible temporary differences. The company has available net operating loss (NOL) carry forwards of approximately $1,265,779, the benefits of which will expire in various amounts through 2013. NOLs will only be usable to the extent that the Company is successful in obtaining future profitability, or incurring profitable transactions.


Note 4   Company History

                  As indicated in Note 1, the Company's original predecessor was Ace Investments ("Ace"). Ace's founders received 3,750,000 shares. Subsequently, Ace offered 7,500,000 shares of its common stock at $.01 per share. This offering was fully subscribed. In 1986, Ace changed its name to Matlock Communications Companies, Inc. ("Matlock"), in connection with an acquisition. In conjunction with this transaction the Company issued 46,915,000 shares of its common stock to acquire Boise Publishing. Matlock's operations were unsuccessful and Boise Publishing was sold for the assumption of its liabilities. With the failure of Boise Publishing, 44,434,500 shares issued in the Matlock transaction were canceled. In May, 1989, the Company changed its named to Persimmon Corporation and effected a 1 for 15 reverse split of its outstanding common shares. During the period from 1989 to January, 1992, the Company was inactive. On January 27, 1992 the Company merged with Amalgamated Entertainment, Inc., a Delaware Corporation, formed on December 19, 1991. The purpose of this merger was to change the domicile of the Company to Delaware. At the same time, the Company changed its name to its present title, Amalgamated Entertainment, Inc. On January 29, 1992, the Company effected a 1 for 2 reverse split of its issued and outstanding common shares, and issued 2,541,492 of the Company's post-split common shares in a transaction with Amalgamated Communications, Inc., a Delaware corporation in a reverse acquisition transaction accounted for as a purchase.

Note 4   Company History [continued]

                  Amalgamated Communications, Inc. was formed in September, 1991 and shortly thereafter acquired certain of the assets and liabilities of Silver Screen Video, Inc., an entity engaged in the business of manufacturing producing and distributing pre-recorded video cassettes. Silver Screen Video, Inc. was formed in 1986.

                  The table below illustrates the Company's share transactions:


                  Date         Purpose                                 Amount                         Cumulative Balance

                  1985         Issued to Founders                        3,750,000                     3,750,000
                  1985         Issued to Public                          7,500,000                    11,250,000
                  1986         Issued in Matlock deal                   46,915,000                    58,165,000
                  1986         Canceled                                (44,434,832)                   13,730,168
                  1989         Reverse - 1 for 15                      (12,814,851)                      915,317
                  1992         Reverse - 1 for 2                          (457,521)                      457,796
                  1992         Issued in Amal. Com. deal                 2,541,492                     2,999,288



Note 5            Subsequent Event

                  On January 9, 1999 the Company issued 3,000,000 shares of the Company's restricted and unregistered common stock to an entity related to one of the Company's officers, in consideration of expenses paid by such entity on the Company's behalf.



                         AMALGAMATED ENTERTAINMENT, INC.
                                 BALANCE SHEETS
                       June 30, 1999 and December 31, 1998


                                                                            6/30/99               12/31/98
                                                                        -----------------     -----------------
                                                                          [Unaudited]
                                     ASSETS

Assets                                                                $           23,268    $                0

                                                                        -----------------     -----------------
           Total Assets                                               $           23,268    $                0
                                                                        =================     =================

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
      Loans from stockholders                                         $            2,311    $                0
      Accounts Payable                                                                 0                     0
      Income Taxes Payable                                                             0                     0
                                                                        -----------------     -----------------
           Total Current Liabilities                                               2,311                     0

           Total Liabilities                                                       2,311                     0
                                                                        -----------------     -----------------

Stockholders' Deficit:
      Preferred stock, $.001 par value;
           authorized 10,000,000 shares; issued and
           outstanding, 0 - shares
      Common Stock, $.015 par value;
           authorized 30,000,000 shares; issued and
           outstanding, 1,015,453 shares                                          10,155                29,993
      Paid-in Capital                                                          1,281,892             1,235,786
      Accumulated Deficit                                                     (1,271,090)           (1,265,779)
                                                                        -----------------     -----------------
           Total Stockholders' Deficit                                            20,957                     0

                                                                        -----------------     -----------------
           Total Liabilities and Stockholders' Deficit                $           23,268    $                0
                                                                        =================     =================


     NOTE TO FINANCIAL STATEMENTS: Interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the periods. The December 31, 1998 balance sheet has been derived from the audited financial statements. These interim financial statements conform with the requirements for interim financial statements and consequently do not include all the disclosures normally required by generally accepted accounting principles.





                         AMALGAMATED ENTERTAINMENT, INC.
                            STATEMENTS OF OPERATIONS
        For the Three and Six Month Periods Ended June 30, 1999 and 1998


                                                     Three Months       Three Months      Six Months      Six Months
                                                         Ended             Ended            Ended           Ended
                                                        6/30/99           6/30/98          6/30/99         6/30/98
                                                    ----------------   ---------------   -------------   -------------
                                                      [Unaudited]       [Unaudited]        [Unaudited]   [Unaudited]
REVENUE
     Income                                       $               0  $              0 $             0 $             0
                                                    ----------------   ---------------   -------------   -------------
NET REVENUE                                                       0                 0               0               0

Operating Expenses
     Office Expenses                                              0               367             657             367
     Professional Fees                                        3,160                 0           4,654               0
                                                    ----------------   ---------------   -------------   -------------
Total Operating Expenses                                      3,160               367           5,311             367

                                                    ----------------   ---------------   -------------   -------------
Net Income Before Taxes                           $          (3,160) $           (367)$        (5,311)$          (367)
                                                    ================   ===============   =============   =============

Income/Franchise taxes                                            0                 0               0             100

Net loss                                                     (3,160)             (367)         (5,311)           (467)

Loss Per Share                                    $           (0.01) $          (0.01)$         (0.01)$         (0.01)
                                                    ================   ===============   =============   =============

Weighted Average Shares Outstanding                       1,676,731         2,999,288       2,338,010       2,999,288
                                                    ================   ===============   =============   =============






                         AMALGAMATED ENTERTAINMENT, INC.
                            STATEMENTS OF CASH FLOWS
        For the Three and Six Month Periods Ended June 30, 1999 and 1998


                                                       Three Months      Three Months       Six Months        Six Months
                                                           Ended             Ended            Ended             Ended
                                                          6/30/99           6/30/98          6/30/99           6/30/98
                                                       --------------    --------------   ---------------   ---------------
                                                        [Unaudited]       [Unaudited]      [Unaudited]       [Unaudited]

Cash Flows Used For Operating Activities
---------------------------------------------------
  Net Loss                                           $        (3,160)  $          (367) $         (5,311) $           (467)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Shares issued for forgiveness of debt                          0                 0             3,000                 0
    Increase/(Decrease) in loans from shareholder              3,160               367             2,311               467
                                                       --------------    --------------   ---------------   ---------------
      Net Cash Used For Operating Activities                       0                 0                (0)                0
                                                       ==============    ==============   ===============   ===============

Cash Flows Provided by Financing Activities                        0                 0                 0                 0
-------------------------------------------------------

      Net Increase In Cash                                         0                 0            23,268                 0

      Beginning Cash Balance                                       0                 0                 0                 0

      Ending Cash Balance                          $               0 $               0 $          23,268 $               0
                                                       --------------    --------------   ---------------   ---------------


Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

         There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement. The current accountant for the Company audited its last financial statements for the year ended December 31, 1998.


                          Index to Financial Statements
                     Report of Certified Public Accountants

Item 15.  Financial Statements
-------------------------------------

     Audited Financial Statements for the year
     December 31, 1998
     ---------------------------------------

     Independent Auditors' Report

     Balance Sheet for the year ending December 31, 1998

     Statements of Operations for the years ending December 31, 1998 and 1997.

     Statements of Stockholders' Equity for the years ending December 31, 1998 and 1997. Statements of Cash Flows for the years ending December 31, 1998 and 1997

     Notes to the Financial Statements

     Unaudited Financial Statements for the period
     June 30, 1999
     ------------------

     Balance Sheet

     Statement of Operations

     Statements of Cash Flows


                                    PART III

Item 1.  Index to Exhibits.
---------------------------

          The  following  exhibits  are  filed  as a part of  this  Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1      Initial  Articles  of  Incorporation,  Ace  Investments,   Inc.  a Utah
         corporation, as filed on March 26, 1986

3.2      By-laws, as adopted on May 27, 1999.

3.3i Articles of Amendment to the Articles of Incorporation, name change to Matlock Communications, Inc., as filed on August 28, 1986.

3.3ii Articles of Amendment to the Articles of Incorporation, name change to Persimmon Corporation, as filed on June 28, 1989.

3.3iii Articles of Incorporation, Amalgamated Entertainment, Inc., a Delaware corporation, as filed on December 20, 1991.

3.3iv    Articles  of  Merger  of   Persimmon   Corporation   into   Amalgamated
         Entertainment, Inc., as filed on January 30, 1992.

3.3v Articles of Amendment to the Articles of Incorporation, reverse split on a basis of 1 for 30, as filed on April 6, 1999.

27        Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                                   SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   AMALGAMATED ENTERTAINMENT, INC.

Date:  7/22/99                     /S/ JAMES P. DOOLIN
                                   -----------------------------
                                   James P. Doolin, Director and President


Date:  7/22/99                     /S/ TRAVIS T. JENSON
                                   -----------------------------
                                   Travis T. Jenson, Director and Vice President

                           ARTICLES OF INCORPORATION

                                       OF


                                 ACE INVESTMENTS

         WE, THE UNDERSIGNED natural persons of the age of twenty-one years or more, acting as incorporators of a corporation under the Utah

         Business Corporation Act adopt the following Articles of Incorporation for such corporation.


                                    ARTICLE I
                                 CORPORATE NAME

                The name of this corporation is Ace Investments.



                                   ARTICLE II
                             DURATION OF CORPORATION

                The duration of this corporation is "perpetual".



                                   ARTICLE III
                               CORPORATE PURPOSES

     The purpose for which this corporation is organized is for investment and to acquire other business entities or investments, and all matters related or ancillary thereto and to do all things and engage in all lawful transactions which a corporation organized under the laws of the State of Utah might do or engage in, even though not expressly stated herein.

                                   ARTICLE IV
                                 CAPITALIZATION

     The aggregate number of shares which this corporation shall have authority to issue is FIFTY MILLION (50,000,000) shares of $0.001 par value common stock. All stock of the corporation shall be of the same class and shall have the same rights and preferences. Fully paid stock of this corporation shall not be liable to any further call or assessment.

                                    ARTICLE V
                          PRE-EMPTIVE RIGHTS ABOLISHED

     The authorized and treasury stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of the stock of this corporation.


                                   ARTICLE VI
                               COMMENCING BUSINESS

     This corporation will not commence business until consideration of a value of at least $l,000 has been received for the issuance of shares.

                                   ARTICLE VII
                                INTERNAL AFFAIRS

     The Directors shall adopt Bylaws which are not inconsistent with law or these Articles for the regulation and management of the affairs of the corporation. These Bylaws may be amended from time to time or repealed pursuant to laws.

                                  ARTICLE VIII
                           REGISTERED OFFICE AND AGENT

     The address of this corporation's initial registered office and name of its original registered agent at such address is:

                               Richard J. Lawrence
                                    Suite 777
                              175 South West Temple
                            Salt Lake City, UT 84101


                                   ARTICLE IX
                                   DIRECTORS

     The Board of Directors shall consist of not less than three (3) nor more than nine (9) members as the Board of Directors may itself from time to time determine. The names and addresses of persons who are to serve as Directors until the first meeting of stockholders, or until their successors be elected and qualify are:

                  NAME                                        ADDRESS

          R. Kirk Blosch                              2686 S. Filmore
                                                      Salt Lake City, Utah 84106

          Jeff W. Holmes                              9834 S. Riggs Circle
                                                      Sandy, Utah 84092

          Richard J. Lawrence                         1532 S. Charlene Drive
                                                      Bountiful, Utah 84010

                                    ARTICLE X
                                  INCORPORATORS


                  The name and address of each Incorporator is:


                  NAME                                         ADDRESS

         R. Kirk Blosch                               2686 S. Filmore
                                                      Salt Lake City, Utah 84106

         Jeff W. Holmes                               9834 S. Riggs Circle
                                                      Sandy, Utah 84092

         Richard J. Lawrence                          1532 S. Charlene Drive
                                                      Bountiful, Utah 84010


                                   ARTICLE XI
                        OFFICERS AND DIRECTORS CONTRACTS

        No contract or other transaction between this corporation and any other corporation shall be affected by the fact that a Director or officer of this corporation is interested in or is a Director or officer of such other corporation; and any Director, individually or jointly, may be a party to or may be interested in any corporation or transaction of this corporation or in which this corporation is interested; and no contract or other transaction of this corporation with any person, firm or corporation shall be affected by the fact that any Director of this corporation is a party to or is interested in such contract, act or transaction or any way connected with such person, firm or corporation, and every person who may become a Director of this corporation is hereby relieved from liability that might otherwise exist from contracting with the corporation for the benefit of himself or any firm, association or corporation in which he may be in any way interested, provided said Director acts in good faith.

                       DATED this 26th day of March, 1985.

                                            /S/ R. KIRK BLOSCH
                                            R. KIRK BLOSCH

                                            /S/ JEFF W. HOLMES
                                            JEFF W. HOLMES

                                            /S/ RICHARD J. LAWRENCE
                                            RICHARD J. LAWRENCE

STATE OF UTAH              )
:ss.
COUNTY OF SALT LAKE        )

        I, THE UNDERSIGNED, a Notary public, hereby certify that on the 26th day of March, 1985, R. Kirk Blosch, Jeff W. Holmes and Richard J. Lawrence personally appeared before me who being by me first duly sworn severally declared that they are the persons who signed the foregoing document as incorporators and that the statements therein contained are true.

        DATED this 26th day of March, 1985.

                                  /S/ VALERIE WANLASS
                                  Notary Public

My commission expires:            Residing at:
/S/ 11-21-87                      /S/ Salt Lake City, UT

                                     BYLAWS
                                       OF
                        AMALGAMATED ENTERTAINMENT, INC..

                                    ARTICLE I
                                     OFFICES

     Section 1.01 Location of Office. The corporation may maintain such offices within or without the State of Delaware as the Board of Directors may from time to time designate or require.

     Section 1.02 Principal Office. The address of the principal office of the corporation shall be at the address of the registered office of the corporation as so designated in the office of the Lieutenant Governor/Secretary of State of the state of incorporation, or at such other address as the Board of Directors shall from time to time determine.

                                   ARTICLE II
                                  SHAREHOLDERS

     Section 2.0 Annual Meeting. The annual meeting of the shareholders shall be held in May of each year or at such other time designated by the Board of Directors and as is provided for in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

     Section 2.02 Special Meetings. Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or by the Board of Directors, or in their absence or disability, by any vice president, and shall be called by the president or, in his or her absence or disability, by a vice president or by the secretary on the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the president, each vice-president, or secretary. In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.

     Section 2.03 Place of Meetings. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of incorporation, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.

     Section 2.04 Notice of Meetings. The secretary or assistant secretary, if any, shall cause notice of the time, place, and purpose or purposes of all meetings of the shareholders (whether annual or special), to be mailed at least ten (10) days, but not more than fifty (50) days, prior to the meeting, to each shareholder of record entitled to vote.

     Section 2.05 Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders (however called or noticed, whether or not called or noticed and whether before, during, or after the meeting), by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent, or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

     Section  2.06  Fixing   Record  Date.   For  the  purpose  of   determining
shareholders entitled to notice of or to vote at any annual meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the share transfer books shall be closed, for the purpose of determining shareholders entitled to notice of or to vote at such meeting, but not for a period exceeding fifty (50) days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at such meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

     In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof. Failure to comply with this Section shall not affect the validity of any action taken at a meeting of shareholders.

     Section 2.07 Voting Lists. The officer or agent of the corporation having charge of the share transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder during the whole time of the meeting. The original share transfer book shall be prima facia evidence as to the shareholders who are entitled to examine such list or transfer books, or to vote at any meeting of shareholders.

     Section 2.08 Quorum. One-half of the total voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of the voting power represented by shares at the meeting and entitled to vote on the subject shall constitute action by the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the state of incorporation of the corporation or the Articles of Incorporation. If less than one-half of the outstanding voting power is represented at a meeting, a majority of the voting power represented by shares so present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

     Section 2.09 Voting of Shares. Each outstanding share of the corporation entitled to vote shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by the Articles of Incorporation.

     Section 2.10 Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such shares, as the case may be, as shown on the share transfer of the corporation or by his or her or her attorney thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the secretary of the corporation or to such other officer or person who may, in the absence of the secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all persons so designated. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held and the persons whose shares are pledged shall be entitled to vote, unless in the transfer by the pledge or on the books of the corporation he or she shall have expressly empowered the pledgee to vote thereon, in which case the pledgee, or his or her proxy, may represent such shares and vote thereon.

     Section 2.11 Written Consent to Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.


                             ARTICLE III DIRECTORS

     Section 3.01 General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation or by these Bylaws, vested solely in the shareholders of the corporation.

     Section 3.02 Number, Term, and Qualifications. The Board of Directors shall consist of three to nine persons. Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the members of the Board of Directors may also be made upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation. Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.

     Section 3.03 Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.

     Section 3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately following, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place, either within or without the state of incorporation, for the holding of additional regular meetings without other notice than such resolution.

     Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president, vice president, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of incorporation, as the place for holding any special meeting of the Board of Directors called by them.

     Section 3.06 Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors or a committee of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

     Section 3.07 Notice. Notice of any special meeting shall be given at least ten (10) days prior thereto by written notice delivered personally or mailed to each director at his or her regular business address or residence, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

     Section 3.08 Quorum. A majority of the number of directors shall constitute a quorum for the transaction of business or any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

     Section 3.09 Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, and the individual directors shall have no power as such.

     Section 3.10 Vacancies and Newly Created Directorship. If any vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the meeting. Any directorship to be filled by reason of removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

     Section 3.11 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

     Section 3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting, unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

     Section 3.13 Resignations. A director may resign at any time by delivering a written resignation to either the president, a vice president, the secretary, or assistant secretary, if any. The resignation shall become effective on its acceptance by the Board of Directors; provided, that if the board has not acted thereon within ten days (10) from the date presented, the resignation shall be deemed accepted.

     Section 3.14 Written Consent to Action by Directors. Any action required to be taken at a meeting of the directors of the corporation or any other action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

     Section 3.15 Removal. At a meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares of outstanding stock of the corporation entitled to vote at an election of directors.

                                   ARTICLE IV
                                    OFFICERS


     Section 4.01 Number. The officers of the corporation shall be a president, one or more vice-presidents, as shall be determined by resolution of the Board of Directors, a secretary, a treasurer, and such other officers as may be appointed by the Board of Directors. The Board of Directors may elect, but shall not be required to elect, a chairman of the board and the Board of Directors may appoint a general manager.

     Section 4.02 Election, Term of Office, and Qualifications. The officers shall be chosen by the Board of Directors annually at its annual meeting. In the event of failure to choose officers at an annual meeting of the Board of Directors, officers may be chosen at any regular or special meeting of the Board of Directors. Each such officer (whether chosen at an annual meeting of the Board of Directors to fill a vacancy or otherwise) shall hold his or her office until the next ensuing annual meeting of the Board of Directors and until his or her successor shall have been chosen and qualified, or until his or her death, or until his or her resignation or removal in the manner provided in these Bylaws. Any one person may hold any two or more of such offices, except that the president shall not also be the secretary. No person holding two or more offices shall act in or execute any instrument in the capacity of more than one office. The chairman of the board, if any, shall be and remain a director of the corporation during the term of his or her office. No other officer need be a director. Section 4.03 Subordinate Officers, Etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer or agent the power to appoint any such subordinate officer or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

     Section 4.04 Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the president, or the secretary. Unless otherwise specified therein, such resignation shall take effect on delivery.

     Section 4.05 Removal. Any officer may be removed from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by vote of a majority of the directors, with or without cause. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either with or without cause, by any officer on whom such power of removal shall have been conferred by the Board of Directors.

     Section 4.06 Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancies or newly created offices may be filled by the Board of Directors at a regular or special meeting.

     Section 4.07 The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties:

         (a) He or she shall preside at all shareholders' meetings;

         (b) He or she shall preside at all meetings of the Board of Directors; and

         (c) He or she shall be a member of the executive committee, if any.

     Section 4.08 The President. The president shall have the following powers and duties:

          (a) If no general manager has been appointed, he or she shall be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, shall have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents;

          (b) If no chairman of the board has been chosen, or if such officer is absent or disabled, he or she shall preside at meetings of the shareholders and Board of Directors;

          (c) He or she shall be a member of the  executive  committee,  if any;

          (d) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

          (e) He or she shall have all power and shall perform all duties normally incident to the office of a president of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

     Section 4.10 The Secretary. The secretary shall have the following powers and duties:

          (a) He or she shall keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the Board of Directors in books provided for that purpose;

          (b) He or she shall cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute;

          (c) He or she shall be the custodian of the records and of the seal of the corporation, and shall cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal shall have been duly authorized in accordance with these Bylaws, and when so affixed, he or she may attest the same;

          (d) He or she shall assume responsibility that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed;

          (e) He or she shall have charge of the share books of the corporation and cause the share transfer books to be kept in such manner as to show at any time the amount of the shares of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder and time when each became such holder or record; and he or she shall exhibit at all reasonable times to any director, upon application, the original or duplicate share register. He or she shall cause the share book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation, or at such other place as the Board of Directors shall determine, in the manner and for the purposes provided in such Section;

          (f) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

          (g) He or she shall perform in general all duties incident to the office of secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

     Section 4.11 The Treasurer. The treasurer shall have the following powers and duties:

          (a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation;

          (b) He or she shall cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof;

          (c) He or she shall cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn on the authorized depositories of the corporation, and cause to be taken and preserved property vouchers for all monies disbursed;

          (d) He or she shall render to the Board of Directors or the president,
     whenever  requested,   a  statement  of  the  financial  condition  of  the
     corporation and of all of this transactions as treasurer, and render a full financial report at the annual meeting of the shareholders, if called upon to do so;

          (e) He or she shall cause to be kept correct books of account of all the business and transactions of the corporation and exhibit such books to any director on request during business hours;

          (f) He or she shall be empowered from time to time to require from all officers or agents of the corporation reports or statements given such information as he or she may desire with respect to any and all financial transactions of the corporation; and

          (g) He or she shall perform in general all duties incident to the office of treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

     Section 4.12 General Manager. The Board of Directors may employ and appoint a general manager who may, or may not, be one of the officers or directors of the corporation. The general manager, if any, shall have the following powers and duties;

          (a) He or she shall be the chief executive officer of the corporation and, subject to the directions of the Board of Directors, shall have general charge of the business affairs and property of the corporation and general supervision over its officers, employees, and agents;

          (b) He or she shall be charged with the exclusive management of the business of the corporation and of all of its dealings, but at all times be subject to the control of the Board of Directors;

          (c) Subject to the approval of the Board of Directors or the executive committee, if any, he or she shall employ all employees of the corporation, or delegate such employment to subordinate officers, and shall have authority to discharge any person so employed; and

          (d) He or she shall make a report to the president and directors as often as required, setting forth the results of the operations under his or her charge, together with suggestions looking toward improvement and betterment of the condition of the corporation, and shall perform such other duties as the Board of Directors may require.

     Section 4.13 Salaries. The salaries and other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that he or she is also a director of the corporation.

     Section 4.14 Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his or her duties to the corporation, including responsibility for negligence and for the accounting of all property, monies, or securities of the corporation which may come into his or her hands.

                                    ARTICLE V
                  EXECUTION OF INSTRUMENTS, BORROWING OF MONEY,
                         AND DEPOSIT OF CORPORATE FUNDS

     Section 5.01 Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or these Bylaws, the president or any vice president or the general manager, if any, may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws, authorize in writing any officer or agent to execute and deliver any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances.

     Section 5.02 Loans. No loans or advances shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

     Section 5.03 Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks and or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

     Section 5.04 Checks, Drafts, Etc. All notes, drafts, acceptances, checks, endorsements, and, evidences of indebtedness of the corporation, subject to the provisions of these Bylaws, shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

     Section 5.05 Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the president or vice president and by the secretary and sealed with the seal of the corporation. The seal may be a facsimile, engraved or printed. where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporation's officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, should cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as through the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

     Section 5.06 Sale, Transfer, Etc. of Securities. Sales, transfers, endorsements, and assignments of stocks, bonds, and other securities owned by or standing in the name of the Incorporation, and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the president, or by any vice president, together with the secretary, or by an officer or agent thereunto authorized by the Board of Directors.

     Section 5.07 Proxies. Proxies to vote with respect to shares of other corporations owned by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the president or any vice president and the secretary or assistant secretary of the corporation, or by any officer or agent thereunder authorized by the Board of Directors.

                                   ARTICLE VI
                                 CAPITAL SHARES

     Section 6.01 Share Certificates. Every holder of shares in the corporation shall be entitled to have a certificate, signed by the president or any vice president, and the secretary or assistant secretary, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, certifying the number and kind, class or series of shares owned by him or her in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or an assistant transfer agent, or (b) registered by a registrar, the signature of any such president, vice president, secretary, or assistant secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it, or whose facsimile signature or signatures shall have been used thereon, has not ceased to be such officer. Certificates representing shares of the corporation shall be in such form as provided by the statutes of the state of incorporation. There shall be entered on the share books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be marked "Canceled" with the date of cancellation.

     Section 6.02 Transfer of Shares. Transfers of shares of the corporation shall be made on the books of the corporation by the holder of record thereof, or by his or her attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the secretary of the corporation or any of its transfer agents, and on surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments or transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any stock as the absolute owner thereof for all purposes, and accordingly, shall not be bound to recognize any legal, equitable, or other claim to or interest in such shares on the part of any other person whether or not it or they shall have express or other notice thereof.

     Section 6.03 Regulations. Subject to the provisions of this Article VI and of the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the corporation.

     Section 6.04 Maintenance of Stock Ledger at Principal Place of Business. A share book (or books where more than one kind, class, or series or stock is outstanding) shall be kept at the principal place of business of the corporation, or at such other place as the Board of Directors shall determine, containing the names, alphabetically arranged, of original shareholders of the corporation, their addresses, their interest, the amount paid on their shares, and all transfers thereof and the number and class of shares held by each. Such share books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

     Section 6.05 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of the corporation, and may require all such certificates to bear the signature of either or both. The Board of
Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate for shares shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such shares, and until registered by a registrar, if at such date the corporation had a registrar for such shares.

     Section 6.06 Closing of Transfer Books and Fixing of Record Date.

          (a) The Board of Directors shall have power to close the share books of the corporation for a period of not to exceed fifty (50) days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or capital shares shall go into effect, or a date in connection with obtaining the consent of shareholder for any purpose.

          (b) In lieu of closing the share transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital shares shall go into effect, or a date in connection with obtaining any such consent, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

          (c) If the share transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for, or such record date shall be, at least ten (10) days immediately preceding such meeting.

     Section 6.07 Lost or Destroyed Certificates. The corporation may issue a new certificate for shares of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representatives, to give the corporation a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the board, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgement of the Board of Directors, it is proper to do so.

     Section 6.08 No Limitation on Voting Rights; Limitation on Dissenter's Rights. To the extent permissible under the applicable law of any jurisdiction to which the corporation may become subject by reason of the conduct of business, the ownership of assets, the residence of shareholders, the location of offices or facilities, or any other item, the corporation elects not to be governed by the provisions of any statute that (i) limits, restricts, modifies, suspends, terminates, or otherwise affects the rights of any shareholder to cast one vote for each share of common stock registered in the name of such shareholder on the books of the corporation, without regard to whether such shares were acquired directly from the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of common stock of the corporation issued and outstanding or (ii) grants to any shareholder the right to have his or her stock redeemed or purchased by the corporation or any other shareholder on the acquisition by any person or group of persons of shares of the corporation.

                                   ARTICLE VII
                    EXECUTIVE COMMITTEE AND OTHER COMMITTEES

     Section 7.01 How Constituted. The Board of Directors may designate an executive committee and such other committees as the Board of Directors may deem appropriate, each of which committees shall consist of two or more directors. Members of the executive committee and of any such other committees shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the executive committee or any other committee. Each member of the executive committee and of any other committee shall hold office until his or her successor shall have been designated or until his or her resignation or removal in the manner provided in these Bylaws.

     Section 7.02 Powers. During the intervals between meetings of the Board of Directors, the executive committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation, except for the power to fill vacancies in the Board of Directors or to amend these Bylaws, and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

     Section 7.03 Proceedings. The executive committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and on such notice (or without notice) as it shall determine from time to time. It will keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

     Section 7.04 Quorum and Manner of Acting. At all meetings of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, shall act only as a committee and the individual members thereof shall have not powers as such.

     Section 7.05 Resignations. Any member of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, may resign at any time by delivering a written resignation to either the president, the secretary, or assistant secretary, or to the presiding officer of the committee of which he or she is a member, if any shall have been appointed and shall be in office. Unless otherwise specified herein, such resignation shall take effect on delivery.

     Section 7.06 Removal. The Board of Directors may at any time remove any member of the executive committee or of any other committee designated by it hereunder either for or without cause.

     Section 7.07 Vacancies. If any vacancies shall occur in the executive committee or any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

     Section 7.07 Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the executive committee, or of any other committee designated by it hereunder, who is not an active salaried employee of the corporation for attendance at each meeting of said committee.

                                  ARTICLE VIII
                         INDEMNIFICATION, INSURANCE, AND
                         OFFICER AND DIRECTOR CONTRACTS

     Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

     Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections
8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made to the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or
(iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.



     Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

     Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to be indemnified by the corporation as authorized by this Section.

     Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who cease to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

     8.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

                                   ARTICLE IX
                                   FISCAL YEAR

     The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.


                                    ARTICLE X
                                    DIVIDENDS



     The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by the Articles of Incorporation and these Bylaws.

                                   ARTICLE XI
                                   AMENDMENTS

     All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that;

          (a) No Bylaws adopted or amended by the shareholders shall be altered or repealed by the Board of Directors;

          (b) No Bylaws shall be adopted by the Board of Directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; provided, however that (I) if any Bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made; and (ii) no amendment, alteration or repeal of this Article XI shall be made except by the shareholders.

                            CERTIFICATE OF SECRETARY

          The undersigned does hereby certify that he or she is the secretary of Amalgamated Entertainment, Inc., a corporation duly organized and existing under and by virtue of the laws of the State of Delaware; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the Board of Directors of the corporation at a meeting of the board of Directors, which was duly and regularly held on the ___ day of ________, 19__ and that the above and foregoing Bylaws are now in full force and effect.



         DATED this 15th day of May, 1996.



         /s/ TRAVIS JENSON
         Travis Jenson, Secretary

                             ARTICLES OF AMENDMENT
                                     TO THE
                           ARTICLES OF INCORPORATION
                                       OF
                                ACE INVESTMENTS

     WE, THE UNDERSIGNED, pursuant to the Utah Business Corporation Act, hereby adopt the following Articles of Amendment as a revision of the Articles of Incorporation of Ace Investments.


                                    ARTICLE I

     The name of the Corporation is Ace Investments.


                                   ARTICLE II

     The duration of the corporation is perpetual.


                                   ARTICLE III

     The following amendments to the Articles of Incorporation were approved by the shareholders:

     Article I of the Articles of Incorporation of this Corporation is amended so that it will read in its entirety as follows:

     The name of this Corporation is Matlock Communications Companies, Inc.

     Article IV of the Articles of Incorporation of this Corporation is amended so that it will read in its entirety as follows:

               The aggregate number of shares which this corporation shall have authority to issue is ONE HUNDRED MILLION (100,000,000) shares of $0.001 par value common stock. All stock of the corporation shall have the same rights and preferences. Fully paid stock of the corporation shall not be liable to any further call or assessment.

                                   ARTICLE IV

     The amendments set forth in Article III were adopted August 27, 1986.

                                    ARTICLE V

     The number of shares issued and outstanding and entitled to vote on said amendments on August 27, 1986 was 11,250,000.


                                   ARTICLE VI

     7,657,500 shares voted for said amendments, and 0 shares voted against said amendments.


                                       DATED this 27th day of August, !986.


                                                  ACE INVESTMENTS




                                                  /S/ STEPHEN J. MATLOCK
                                                  President

                                                  /S/ MELANIE R. MATLOCK
                                                  Secretary








STATE OF  UTAH
                                                        SS.
COUNTY OF SALT LAKE


     I, THE UNDERSIGNED, a Notary Public, hereby certify that on the 27th day of August, 1986, Stephen J. Matlock and Melanie R. Matlock personally appeared before me, who, being by me first sworn, severally declared that they are the persons who signed the foregoing document as corporate officers and that the statements therein contained are true.

                                       DATED this 27th day of August, 1986.




                                       NOTARY PUBLIC
                                       Residing at: Salt Lake County

My Commission Expires:
Oct. 15, 1988

                             ARTICLES OF AMENDMENT
                                     TO THE
                           ARTICLES OF INCORPORATION
                                       OF
                     MATLOCK COMMUNICATIONS COMPANIES, INC.



     WE, THE UNDERSIGNED, pursuant to the Utah Business Corporation Act, hereby adopt the following Articles of Amendment as a revision of the Articles of Incorporation of Matlock Communications Companies, Inc.


                                    ARTICLE I

     The name of the Corporation is Matlock Communications Companies, Inc.


                                   ARTICLE II

     The duration of the Corporation is perpetual.


                                   ARTICLE III

     The following amendments to the Articles of Incorporation were approved by the shareholders:

     Article I of the Articles of Incorporation is proposed to be amended so that it will read in its entirety as follows:

                                    ARTICLE I
                                      NAME

     The name of this corporation is Persimmon Corporation.


                                   ARTICLE IV
                                 CAPITALIZATION

     The total  number of shares of all  classes  of  capital  stock  which this
Corporation shall have authority to issue is ONE HUNDRED TEN MILLION (110,000,000@ shares of par value stock; TEN MILLION (10,000,000) shares of $0.001 (One-Tenth Cent) par value to be preferred shares and ONE HUNDRED MILLION (100,000,000) shares of $0.015 par value be common shares. All or any part of the shares of the preferred or common stock may be issued by the Corporation from time to time and for such consideration as may be determined and fixed by the Board of Directors, as provided by law, with due regard to the interest of the existing shareholders; and when such consideration has been received by the Corporation, such shares shall be deemed fully paid and non-assessable.

     The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Utah, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

     The authority of the Board with respect to each such series shall include, but not be limited to, determination of the following:

          (a)The number of shares constituting that series and the distinctive designation of that series;

          (b)The dividend rate, if any, on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

          (c)Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

          (d)Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

          (e)Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

          (f) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series,and, if so, theterms and amount of such sinking fund;

          (g)The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

          (h) Any other relative  rights,  preferences  and  limitations of that
     series.   Article  XII  is  proposed  to  be  added  to  the   Articles  of
     Incorporation, such Article to read in its entirety as follows:


                                   ARTICLE XII
                       LIMITATION ON DIRECTORS' LIABILITY

               A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii-) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 16-10-44 of the Utah Business Corporation Act, or (iv) for any transaction from which the director derived any improper personal benefit. If the Utah Business Corporation Act is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated to the fullest extent permitted by the Utah Business Corporation Act, as so amended.

               Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.


                                   ARTICLE IV

     The amendments set forth in Article III were adopted day 16, 1989.


                                    ARTICLE V

     The number of shares issued and outstanding and entitled to vote on said amendments on May 16, 1989 was 13,730,168.


                                   ARTICLE VI

     shares voted for the said amendments to Articles 1, IV and Xlll and 0 shares voted against said amendments.

     EXECUTED this 16th day of May, 1989 under penalty of perjury.


                                          MATLOCK COMMUNICATIONS COMPANIES, INC.


                                          By:
                                          /S/ Richard H. Nordlund, President



                                          By:
                                          /S/ Gregory Stuart, Secretary

                          CERTIFICATE OF INCORPORATION
                                       of
                        AMALGAMATED ENTERTAINMENT, INC.

     The undersigned, a natural person, for the Purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "General Corporation Law of the State of Delaware"), hereby certifies that:

     1. NAME. The name of the corporation is Amalgamated Entertainment, Inc,

     2. ADDRESS: REGISTERED AGENT. The address of the Corporation's registered office in the State of Delaware is 32 Loockerman Square, L-100, City of Dover 19901, County of Kent, State of Delaware; and its registered agent at such address is The Prentice-Hall Corporation System, Inc.

     3. PURPOSES. The nature of the business and purposes to be conducted or Promoted by the Corporation are to engage in, carry on and conduct any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware,

     4. NUMBER OF SHARES. The total number of shares of stock which the Corporation shall have authority to issue is: Twenty Six Million (26,000,000), of which Twenty Five Million (25,000,000) shall be shares of Common Stock of the par value of one cent ($.01) per share (the "Common Stock"), and One Million
(1,000,000) shall be shares of Preferred Stock of the par value of One Cent ($.01) per share (the "Preferred Stock").


          a)Common Stock.

               (i) Dividends The holders of Common Stock shall be entitled to receive dividends, to the extant permitted under the General Corporation Law of the State of Delaware, when and as declared by the Board of Directors.

               (ii) Voting. The holders of shares of common Stock shall be entitled to one vote for each such share held. Except as otherwise provided in the Certificate of incorporation or By-laws, or as required by law, the holders of all shares of Common Stock entitled to vote shall vote together as a single class on all matters submitted to a vote of the stockholders.

          (b)Preferred-stock.  The shares of Preferred  Stock may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not canceled of any and all such series shall not exceed the total number of shares of Preferred stock herainabove authorized, and with distinctive serial designations, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the issue of such shares of Preferred Stock from time to time adopted by the Board of Directors pursuant to the authority to do so which is hereby vested in the Board of Directors. Subject to any applicable law, the shares of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights I and qualifications, limitations or restrictions, and shall be issued in such numbers, as shall be stated in said resolution or resolutions, providing for the issue of such shares of Preferred Stock, adopted by the Board of Directors pursuant to the authority hereinabove vested therein.

     5. NAME AND ADDRESS OF INCORPORATOR. The name and mailing address of the Incorporator are: Herbert H. Sommer, Esq., 600 Old Country Road, Suite 535, Garden City, New York 11530.

     6. ELECTION OF DIRECTORS. Members of the Board of Directors may be elected either by written ballot or by voice vote.

     7. PERPETUAL EXISTENCE. The corporation is to have perpetual existence.

     8. COMPROMISE OR ARRANGMENT. Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State Of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of S 291 of Title 8 of the Delaware code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of 5 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the came may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

     9. MANAGEMENT. For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation, and regulation of the powers of the corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

          (a)The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws. The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the corporation would have if there were no vacancies. No election of directors need be by written ballot,

          (b)After the original or other Bylaws of the corporation have been adopted, amended, or repealed, as the case may be, in accordance with the provisions of S 109 of the General Corporation Law of the

     State of Delaware, and, after the corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the Bylaws of the corporation provided, however, that any provision for the classification of directors of the corporation for staggered terms pursuant to the provisions of subsection (d) of 1 141 of the General Corporation Law of the State of Delaware shall be set forth in an initial Bylaw or in a Bylaw adopted by the stockholders entitled to vote of the corporation unless provisions for such classification shall be set forth in this certificate of incorporation.

          (c)Whenever the corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of the certificate of incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions paragraph (2) of subsection (b) of S 242 of the General Corporation Law of the State of Delaware shall otherwise require; provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

     10. PERSONAL LIABILITY OF DIRECTORS. The Personal liability Of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of S 102 of the General Corporation of the State of Delaware, as the same may be amended and supplemented.

     11. INDEMNIFICATION. The corporation shall, to the fullest extent permitted by the provisions of S 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Bylaw, agreement, vote of stockholders, or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue an to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     12. ADOPTION, AMENDMENT AND/OR REPEAL OF BYLAWS. The Board of Directors may from time to time (after adoption by the undersigned of the original by-laws of the Corporation) make, alter or repeal the by-laws of the Corporation; provided, that any by-laws made, amended or repealed by the Board of Directors may be amended or repealed, and any by-laws may be made, by the stockholders of the Corporation.

     IN WITNESS WHEREOF, this Certificate has been signed on this 19th day of December, 1991.



                                                    /S/ HERBERT H. SOMER

                             ARTICLES OF MERGER OF
                             PERSIMMON CORPORATION:
                            a Utah Corporation into
                        AMALGAMATED ENTERTAINMENT, INC.
                             a Delaware Corporation


     Pursuant to the provisions of Section 16-10-72 of the Utah Business Corporation Act, Persimmon Corporation, a Utah Corporation (hereafter the "Utah Corporation") , and Amalgamated Entertainment, Inc., a Delaware Corporation (hereafter "Surviving Corporation" or the "Delaware Corporation") , adopt the following Articles of Merger for the purpose of merging the Utah Corporation into the Delaware Corporation.


                               W I T N E S S E T H

                                        I

                                 PLAN OF MERGER

     Pursuant to these Articles of Merger, it is intended and agreed that the Utah Corporation will be merged into the Delaware Corporation and the Delaware Corporation shall be the Surviving Corporation. The name of the Surviving Corporation shall be Amalgamated Entertainment, Inc. The terms, conditions, and understandings of the merger are set forth in the Plan and Agreement of Merger between the Delaware Corporation and the Utah Corporation, dated as of December 23, 1991, a copy of which is attached hereto as Exhibit "A" and incorporated herein by this reference. The sole purpose of such merger is to change the domicile of the Utah corporation to the State of Delaware.


                                       II

                      ARTICLES OF INCORPORATION AND BYLAWS

     On the consummation of the merger, the Articles of Incorporation and Bylaws of the Surviving Corporation shall be the Articles of Incorporation and Bylaws of the Delaware Corporation.

                                       III
            AUTHORIZED AND OUTSTANDING SHARES OF THE UTAH CORPORATION


     The Utah Corporation has 100, 000, 000 shares of $.015 par value voting common stock, authorized, of which 915,333 are issued and outstanding. Each of the common shares is entitled to one vote. The Utah Corporation has 10,000,000 shares of $.001 par value preferred stock, authorized, none of which are issued or outstanding.

                                       IV

                AUTHORIZED AND OUTSTANDING SHARES OF THE DELAWARE
                                   CORPORATION


     The Delaware Corporation has 24,000,000 shares of $.01 par value common stock, authorized, of which 10,000 shares are issued and outstanding. Each share is entitled to one vote. The Delaware Corporation has 1,000,000 shares of $.01 par value common stock, authorized, none of which are issued or outstanding.

                                        V

                APPROVAL BY SHAREHOLDERS OF THE UTAH CORPORATION


     Of the 915,333 issued and outstanding shares of the Utah Corporation entitled to vote on the Plan and Agreement of Merger, a total of ________ of such shares were voted in favor of entering into the Plan and Agreement of Merger, with shares of common stock of the Utah Corporation dissenting. This represents a majority in interest of the issued and outstanding shares of common stock. Such shares were voted individually and not as a class.

                                       VI

                    APPROVAL BY SHAREHOLDERS OF THE DELAWARE
                                   CORPORATION

     All 10,000 shares of common stock of the Delaware Corporation were voted in favor of entering into the Plan and Agreement of Merger with no shares of common stock of the Delaware Corporation dissenting. Such shares were voted individually and not as a class.

                                       VII

                    UNDERTAKINGS OF THE DELAWARE CORPORATION


     A. The Delaware Corporation hereby agrees that it may be served with process in the State of Utah in any proceeding for the enforcement of any obligation of the Utah Corporation and in any proceeding for the enforcement of the rights of any dissenting shareholder of the Utah Corporation against the Delaware Corporation.

     B. The Delaware Corporation hereby irrevocably appoints the Secretary of State of the State of Utah its agent to accept service of process in any proceeding referred to in paragraph "All above.

     C. The Delaware Corporation will promptly pay to the dissenting shareholders of the Utah Corporation, the amount, if any, to which they shall be entitled under the provisions of the Utah Business Corporation Act with regard to the rights of dissenting shareholders.


     IN  WITNESS  WHEREOF,  the  undersigned   corporations,   acting  by  their
respective presidents and secretaries, have executed these Articles of Merger on the 27th day of January, 1992

Attest:  AMALGAMATED ENTERTAINMENT, INC.
a Delaware corporation


By /S/ Gregory A. Stuart                            By /S/ Richard H. Nordlund
Secretary                                           President



Attest:
                                                    PERSIMMON CORPORATION
                                                    a Utah corporation



By /S/ Gregory A. Stuart                             By /S/  Richard H. Nordlund
Secretary                                            President



State of Utah              )
                           ) ss
County of Salt Lake        )

     On the 27th day of January, 1992, personally appeared before me, a Notary Public, Richard H. Nordlund and Gregory A. Stuart, the president and secretary respectively of Persimmon Corporation, a Utah corporation, and the president and secretary respectively of Amalgamated Entertainment, Inc., a Delaware corporation, who duly acknowledged to me that they executed these Articles of Merger.


                                    /S/ A. O. Headman
                                    Notary  Public

                                    Residing: /S/ Salt Lake County

            CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

                                       OF

                        AMALGAMATED ENTERTAINMENT, INC.


It is hereby certified that:

          1. The name of the corporation (hereinafter called the "Corporation") is Amalgamated Entertainment, Inc.

          2. The certificate of incorporation of the Corporation is hereby amended by adopting the following amendment authorized by directors' resolution and the written consent of the majority shareholder of the Corporation whom owns 3,000,000 of the 5,999,288 shares of outstanding common stock of the Corporation.

               RESOLVED, that the Company effect a revenge split of its outstanding voting securities on a basis of 1 for 30, effective as of the date of filing with the State of Delware, while retaining the current authorized capital and par value, with appropriate adjustments in the stated capital accounts and capital surplus accounts; provided, however, that no stockholder, computed on a per stockholder of record basis on the effective date, currently owning 100 or more shares shall be reduced to less than 100 shares as a result of the reverse split and that no stockholder owning less than 100 shares, on the per stockholder of record basis on the effective date hereof, shall be affected by the reverse split; such additional shares required to provide the minimum of 100 shares shall be conveyed to the Company by the consenting majority shareholder; and provided, further, that all fractional shares shall be rounded up to the nearest whole share, and that these shares for rounding to the nearest whole share, and that these shares for rounding to the nearest whole share shall be provided by the Corporation, as stated below, the reverse split will become effective as of the filing date of the Articles of Amendment with the state of Delaware; and

          3. The amendment of the certificate of incorporation herein certified have been duly adopted in accordance with provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

          The effective time of the amendments herein certified shall be the date of filing with Secretary of State of the State of Delaware.


Signed on /S/ 4-1-99                         /S/ JAMES P. DOOLIN
                                             James P. Doolin
                                             President and Director